August 10, 2011

VIA EDGAR

Messrs. Jay Webb and Jeffrey Jamarillo

Office of Global Security Risk

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D. C. 20549

Re:	Medtronic, Inc.

Form 10-K for the Fiscal Year Ended April 29, 2011 (the “Company’s 10-K”)

Filed June 28, 2011

File No. 001-07707

Dear Messrs. Webb and Jamarillo:

Please find below Medtronic, Inc.’s responses to your comments as noted in your letter to Medtronic, Inc. (“Medtronic” or the “Company”) dated July 27, 2011.

For ease of review, we have included the questions from your letter in bold font and included our response below each question.

Restorative Therapies Group, page 7

1.	We note your disclosure on page 8 that the decrease in Spinal net sales was primarily due to the decline in INFUSE Bone graft sales and the continued decrease in demand for BKP driven in part by articles on vertebroplasty in the New England Journal of Medicine. On page 9, we note that you expect the Restorative Therapies Group should be impacted by discussions in medical literature or inquiries from government authorities relating to INFUSE Bone Graft product. Please discuss for us the nature of the discussions in the medical literature and the possible impact that management expects they will or could have on the Restorative Therapies Group. Similarly, describe to us the inquiries from government authorities relating to INFUSE Bone Graft product, when these inquiries began and their current status, and the possible impact that management expects they will or could have on the Restorative Therapies Group, INFUSE Bone Graft products, as well as your other products.

Messrs. Jay Webb and Jeffrey Jamarillo

August 10, 2011

Medtronic Response to Comment 1:

As a result of certain articles regarding medical peer reviews of Medtronic’s recombitant bone morphogenic protein-2 product, the INFUSE Bone Graft product (“INFUSE”), published in The Spine Journal on June 28, 2011 (the date of filing of the Company’s 10-K), the Company determined it was appropriate to include a forward-looking statement in the Company’s 10-K regarding the potential impact such articles could have on the Restorative Therapies Group (page 9 of the Company’s 10-K, bullet point #8). The Spine Journal articles suggested that certain previously published peer-reviewed studies insufficiently reported certain complications and adverse events relating to INFUSE and that the researchers in such studies may have been biased. As noted above, the Company filed its 10-K on June 28, 2011, the same day that the Spine Journal articles appeared. At that time, the Company did not know whether, or to what extent, the Spine Journal articles would affect its business (revenue, operations, reputation). On August 3, 2011, Medtronic announced that it is providing a grant to Yale University to conduct two fully independent, third-party systematic reviews of the safety and effectiveness of INFUSE. Yale expects to complete these reviews in six months, and to make the data available within 18 months, of the commencement of the reviews. INFUSE represents approximately 4.5% of total Medtronic revenue in fiscal year 2011.

All material pending legal proceedings known to be contemplated by governmental authorities relating to INFUSE are disclosed on page 81 of the Company’s 10-K, in the 7th paragraph of the “Other Matters” sub-section of Footnote 16 (“Contingencies”). This paragraph represents a more succinct version of the same disclosure set forth in the Company’s filing on March 9, 2011 with the Commission of its Form 10-Q for the quarterly period ended January 28, 2011.

As of today’s date, Company management is considering the possible impact the Spine Journal articles and related legal proceedings by governmental authorities are having on the Restorative Therapies Group, INFUSE, or any other Medtronic products. In the Company’s quarterly report for the period ended July 29, 2011 (to be filed September 7, 2011), Company management will disclose such impact and the explanation thereof.

2.	In future filings please disclose any material actual or expected impact of these issues on your product sales, including INFUSE Bone Graft sales, operations, liquidity and capital resources and also discuss any known trends or any known demands on your future operations, liquidity and capital resources resulting from these matters. Refer to Item 303 of Regulation S-K. In addition, please revise your risk factor disclosure as appropriate to be more specific with respect to the risks to your business, financial condition and operating results that may arise from those issues.

Messrs. Jay Webb and Jeffrey Jamarillo

August 10, 2011

Medtronic Response to Comment 2:

In its future filings with the Commission, Medtronic will disclose any material actual or expected impact of either the medical literature or the pending legal proceedings known to be contemplated by governmental authorities on Medtronic’s product sales (including INFUSE sales), operations, liquidity and capital resources; and to discuss any known trends or demands on future operations, liquidity and capital resources resulting from these matters. Medtronic will reference Item 303 of Regulation S-K when making such disclosures in future filings. In addition, Medtronic will revise its risk factor disclosure in future filings to the extent risks to its business, financial condition and operating results arise from either the medical literature or the inquiries from government agencies relating to INFUSE. As noted above, Medtronic is providing a grant to Yale University to conduct systematic reviews of INFUSE, and Yale expects to complete these reviews in six months, and to make the data available within 18 months, of commencement of its reviews.

Financial Statements, page 28

Notes to Consolidated Financial Statements, page 32

Note 16. Contingencies, page 78

3.	We see that you disclose that “[w]hile it is not possible to predict the outcome for most of the matters discussed, the Company believes it is possible that costs associated with them could have a material adverse impact on the Company’s consolidated earnings, financial position, or cash flows.” However, we do not see where you have provided investors with the disclosures required by ASC 450-20-50 for each of the claims and contingencies you disclose in this note, including the matters related to the various subpoenas. Please note that for any contingencies that meet the criteria in paragraph 3 of ASC 450-20-50 you are required by paragraph 4 of ASC 450-20-50 to disclose (i) the nature of the contingency, and (ii) the possible loss or range of loss or provide a statement that such an estimate cannot be made.

•

For each of the contingencies discussed in this note, please tell us whether you concluded that a loss was probable or reasonably possible and briefly summarize your reasons for your conclusion; tell us the amount of any loss you accrued relating to that contingency; and where no accrual was made or where an exposure of loss exists in excess of the amount accrued for the claim or contingency, tell us the estimate of loss or range of loss, or discuss your reasons for concluding that such an estimate cannot be made.

•	Please revise your future filings to provide all disclosures required by ASC 450-20-50.

Medtronic Response to Comment 3:

The Company records a liability in the consolidated financial statements for loss contingencies when a loss is known or considered probable and the amount can be reasonably estimated. If the reasonable estimate of a known or probable loss is a range, and no amount within the range is a better estimate than any other, the minimum amount of the range is accrued. If a loss is reasonably possible but not known or probable, and can be

Messrs. Jay Webb and Jeffrey Jamarillo

August 10, 2011

reasonably estimated, the estimated loss or range of loss is disclosed. When determining the estimated loss or range of loss, significant judgment is required to estimate the amount and timing of such losses. Estimates of probable losses resulting from litigation and governmental matters involving the Company are inherently difficult to predict, particularly when the matters: are in the early stages of the proceedings and scientific and legal discovery are not complete; involve unsubstantiated or indeterminate claims for damages or potentially involve penalties, fines or punitive damages; or could result in a change in business practice.

We acknowledge that for any contingencies that meet the criteria in paragraph 3 of ASC 450-20-50, we are required by paragraph 4 to disclose the following:

•	the nature of the contingency; and

•	the Company’s estimate of the possible loss or range of loss or provide a statement that such an estimate cannot be made.

The Company confirms for the Staff that, with respect to the specifically identified litigation matters in Footnote 16 to the Company’s 10-K, the Company believes that there is a reasonable possibility that a loss or an additional loss may have been incurred and either of the following conditions exist:

•	an accrual is not made for the loss contingency because any of the conditions of paragraph 3 in ASC 450-20-50 are not met; or

•	an exposure to loss exists in excess of the amount accrued.

Therefore, for each litigation matter disclosed, the Company concluded and specifically disclosed whether or not the Company recorded an expense related to the damages in connection with each matter. For loss contingencies where an accrual was not recorded (either because the Company had no ability to estimate or zero was the low end of the range) the Company disclosed that any potential loss is not currently probable or reasonably estimable under U.S. GAAP. In addition, the Company disclosed the individual litigation matters where there is a reasonable possibility of loss under paragraph 4.

As it relates to the governmental matters in the “Other Matters” sub-section of Footnote 16, the Company considered these matters to be similar in nature and procedural status and thus determined to disclose those matters together, in order to present the information in a form usable and understandable to investors. For these governmental matters, the Company concluded that an estimate of the loss or range of losses for these matters was $24 million. The $24 million, which was accrued during fiscal year 2011, relates to expenses for probable and reasonably estimated damages in connection with these governmental matters.

Messrs. Jay Webb and Jeffrey Jamarillo

August 10, 2011

Nevertheless, we recognize that if an estimate of the possible losses or range of possible losses cannot be made that we should disclose that fact. In response to the Staff’s comment, in future filings the Company will provide all the disclosures required by ASC 450-20-50, including disclosures regarding an estimate of possible losses or a range of possible losses, or a statement that such an estimate cannot be made for such matters.

Pursuant to your request, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these matters, please contact me at (763) 505-2770.

Sincerely,

Gary L. Ellis

Senior Vice President, Chief Financial Officer

Medtronic, Inc.

LC400

World Headquarters

710 Medtronic Parkway NE

Minneapolis, MN 55432-5604

Phone: (763) 505-2770

Fax: (763) 572-5474

Email: gary.l.ellis@medtronic.com

cc:	D. Cameron Findlay